FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of November 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT Signatures Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: November 17, 2011

Press release November 17, 2011

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UPDATE ON VIRGINIA’S GOLD PROJECTS IN JAMES BAY

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ÉLÉONORE REACHES AN IMPORTANT MILESTONE

Virginia Mines Inc. (« Virginia ») is pleased to publish an update on assay results from the exploration programs carried out during the summer and fall of 2011 on its gold projects Poste Lemoyne Extension, Lac Pau, Nichicun and Anatacau-Wabamisk, all located in the James Bay region.

POSTE LEMOYNE EXTENSION

During the summer of 2011, Virginia conducted surface exploration on its Poste Lemoyne Extension property, which is located along the Trans-Taïga Road, in the James Bay region, province of Quebec. The property comprises 605 designated claims covering 309 square kilometres. Virginia is the sole owner of the property but the portion including 112 claims acquired before October 2005 is subject to a 1% N.S.R. to Globestar Mining Corporation. Virginia may buy back 0.5% of this N.S.R. at any time for $500,000.

Work was concentrated in the west portion of the property where several new gold showings were discovered in 2009 and 2010, including the David showing (up to 1.74 g/t Au over 5.8 metres in channel and 6.68 g/t Au over 3 metres in drilling) and the SLTV showing (18.34 g/t Au in selected samples, and 5.59 g/t Au over 1.95 metres in channel). Work included geological reconnaissance and prospecting, geochemical surveys, and mechanical stripping and channel sampling.

Work led to the discovery of a new promising gold showing 400 metres southeast of SLTV. The Charlie showing is exposed over 10 metres by 20 metres and consists of a network of quartz veins and veinlets with traces of sulphides within a pyroxenitic intrusive also containing centimetric tonalite fragments. Veins with a thickness varying from 5 to 50 centimetres are oriented between N20° and N80°. Despite the small amount of sulphides observed in those veins, grab samples collected to characterize them yielded values from 1.2 g/t Au to 40 g/t Au. Channels completed over the entire vein network also yielded encouraging results. The best results included 3.68 g/t Au over 5 metres; 3.59 g/t Au over 4 metres; 14.55 g/t Au over 1 metre; 7.64 g/t Au over 0.85 metre; and 6.95 g/t Au over 1 metre. The four other channel results varied from 1.34 g/t Au over 1 metre to 3.93 g/t Au over 1.4 metres.

Many new gold showings were also discovered for a distance of nearly 2 kilometres in the east extension of the David area. Those showings yielded between 500 and 5140 ppb Au in selected samples and most of them are associated with zones of disseminated sulphides within the same porphyric diorite intrusive, which is the host to the David showing located further west on the grid. Those new showings demonstrate yet again the fertile nature of the David area and more particularly of the porphyric diorite intrusive within which gold showings are now known over more than 4 kilometres.

Additional work including geophysical surveys and diamond drilling is planned for the winter of 2012 in order to evaluate in more detail the potential of the Charlie showing and the David area.

LAC PAU

In the summer and fall of 2011, Virginia and its partner IAMGOLD Corporation (“IAMGOLD”) carried out surface exploration on the Lac Pau project, located in the north part of the Caniapiscau Reservoir in James Bay. As per the agreement entered into on June 22, 2011, IAMGOLD has the option of acquiring a 50% undivided interest in the Lac Pau property in consideration of cash payments totalling $130,000 and $6 million in exploration work to be carried out in the next seven years. Virginia is the operator of the project.

The property covers the Lac Pau auriferous corridor, which is a major structure followed over 12 kilometres that separates the intrusive rocks of the Beausac Suite and the paragneisses of the Grosbois Suite. This fertile gold structure is host to several significant gold showings including the Tricorne showing (up to 9.02 g/t Au over 5 metres in channel and 3.43 g/t Au over 6 metres in drilling); the Jedi showing (up to 2.35 g/t Au over 6 metres in channel); the Jedi Extension showing (up to 3.56 g/t Au over 5.5 metres, including 12.05 g/t Au over 1.25 metres in drilling); the Hope showing (13.04 g/t Au over 3 metres in channel and 69.78 g/t Au (24.15 cut) over 1.2 metres in drilling); the Beausac-2 showing (14.43 g/t Au over 2 metres in channel); and the Obiwan showing (2.1 g/t Au over 5 metres in channel).

Work conducted in the summer and fall of 2011 included detailed geological mapping on the cut grid and limited prospecting and geological reconnaissance outside the grid. A high-resolution, heliborne magnetic survey was also carried out and geological synthesis work was initiated. To-date assay results outlined two new sectors of interest along the Lac Paul auriferous corridor. The first sector, located 800 metres south-west of the Hope showing, is highlighted by a large erratic block (3m x 3m x 3m), which returned 7.91 g/t Au from a representative selected sample. The whole block consists of highly-altered tonalite (silicification) mineralized with 3% pyrrhotite and 1% finely disseminated pyrite. The source of this very angular bloc is most probably local and is situated in the vicinity of an IP anomaly that is followed over more than 800 meters to the northeast, up to the Hope showing. The second sector of interest is located between 1 and 1.6 kilometres south-south-west of the Beausac-2 showing. In this second sector, six samples collected on mineralized outcrops of tonalite (2% disseminated pyrite) yielded gold values varying from 0.55 to 4.09 g/t Au and a small erratic block (40cm x 40cm x 40cm) of the same type returned 8.73 g/t Au.

The high-resolution, magnetic survey allowed interpreting the continuity of the Lac Paul auriferous corridor beyond its known limits over several additional kilometres to the northwest due to its particular magnetic signature. In what is interpreted to be its extension, the corridor appears to form large northwest-southeast axial plan folds of pluri-kilometric range. Two anomalous samples collected during previous work are located along the interpreted extension of the Lac Pau auriferous corridor and yielded 1.75 g/t Au and 17 g/t Au, respectively.

Detailed mapping and geological synthesis work already allowed a better defining of the main characteristics of the Lac Pau gold mineralization. The mineralization is found within an altered-diorite-tonalite unit variably deformed and metamorphosed. The most prevalent alterations include silicification, chloritisation, potassic alteration, and alkali leaching. The mineralization generally forms metric to plurimetric zones of disseminated sulphides (10% or less or pyrrhotite and pyrite), frequently associated with higher concentration of pegmatitic veins.

Geological synthesis work is still ongoing and a new phase of exploration, which includes geological mapping, geophysics as well as diamond drilling, is foreseen for 2012.

NICHICUN

Virginia conducted prospecting, geological mapping, and mechanical stripping on its 100%-owned Nichicun property, which is located in the Dalmas area about 50 kilometres south of the Trans-Taïga Road, in James Bay. Work was mainly concentrated in the Portageur and Petit Pas areas where several gold showings were discovered in 2009-2010. Those showings yielded in channel to up 1.17 g/t Au over 6 metres on the Portageur showing and up to 52.87 g/t Au over 2 metres on the Petit pas showing. Work also aimed at explaining many induced polarisation anomalies detected by a survey carried out in the winter of 2011.

In the Portageur area, the gold mineralized zone, which returned 1.17 g/t Au over 6 metres in 2010, was extended by about 50 metres to the southwest with a new trench that returned 2.48 g/t Au over 6 metres in channel. Host rocks of the mineralization are sedimentary units consisting of an alternation of arenite and polygenic conglomerate. Those rocks are east-northeast oriented with a dip of 30 to 40 degrees to the southeast. The metric to plurimetric mineralization is constituted of fine to coarse disseminated arsenopyrite. A potassic alteration is observed and exists in the presence of biotite and microcline in both mineralized sediments and the enclosing wall rocks. The fertile stratigraphy is followed laterally over a few hundred metres but no other mechanical trench was done on the mineralized zone due to the rugged topography of the area.

Some new interesting discoveries occurred in the northeast extension of the Portageur zone. New outcrops of sediments mineralized in disseminated arsenopyrite, similar to the Portageur zone, yielded values of up to 4.9 g/t Au in selected samples. Those new mineralized outcrops, which are followed sporadically over nearly 200 metres laterally, are located about 300 metres to the northeast of the Portageur showing. Three channels done in this new zone yielded 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres), 0.45 g/t Au over 5 metres and 1.47 g/t Au over 2 metres.

The Portageur zone and its northeast extension now form an auriferous corridor followed over more than 600 metres laterally within altered sediments. That new auriferous corridor remains open at both ends.

Diamond drilling is foreseen on the Nichicun project in 2012 to test the Portageur auriferous corridor as well as many other targets.

ANATACAU-WABAMISK

Surface exploration aiming at prospecting, mechanical stripping and geological mapping was carried out in the summer of 2011 on the Anatacau-Wabamisk property, which is located in the area of the Opinaca Reservoir, on the Quebec Middle-North Territory. The Company owns a 100% participating interest in the Wabamisk part and has the option of acquiring the IAMGOLD’s 100% participating interest in the Anatacau adjacent part in consideration of $3 million in exploration work to be carried out before December 31, 2015, and a cash payment of $25,000, which was paid upon signing of the agreement.

Prospecting and mechanical stripping led to the discovery of a ten of new gold showings. Most of those showings are located in the northeast portion of the property, nearby the south shore of the Opinaca Reservoir and on the Eastmain River. Overall, those showings consist of arsenopyrite disseminations (10-15%) often located at the border of centimetric to metric quartz veins, within wackes and/or altered tuffs. The samples selected to characterize those showings yielded gold values between 1 and 10 g/t Au, with a few higher values of up to 70 g/t Au. To-date channel results are however much modest (not exceeding 3 g/t over 0.2 metre for now).

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Work was carried out by the personnel of Virginia Mines and Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 30 years of experience in exploration. He has read and approved the content of this press release.

Samples have been assayed at the Laboratoire Expert Inc. in Rouyn-Noranda for the Poste Lemoyne Extension and Anatacau-Wabamisk projects and at ALS Chemex Inc. in Val-d’Or for the Lac Pau and Nichicun projects. Except for the channels from the Charlie showing, which were assayed by the metallic sieve method, all other samples were assayed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

ÉLÉONORE REACHES AN IMPORTANT MILESTONE

Goldcorp Inc.  (“Goldcorp”) announced on November 14, that it has received a certificate of authorization allowing full construction of the Éléonore gold project in northern Quebec to commence immediately. The Current Éléonore development plan details an average throughput rate of 7,000 tonnes per day, contribution to the forecast average 600,000 ounces of gold production per year at cash costs below $400 per ounce over an approximate15-year mine life. Total capital cost is expected to be approximately $1.4 billion to full production. Mr. Chuck Jeannes, President and Chief Executive Officer of Goldcorp believes that upon construction, Éléonore will be the best new gold mine in Canada.

It is to be noted that Virginia owns a 2.2% sliding-scale production royalty in the Éléonore project, which will reach up to 3.5%.

ABOUT VIRGINIA

Virginia is among the most active mining exploration companies in Quebec with a working capital of $42.9 million as at August 31, 2011, and 31,508,343 shares issued and outstanding as at October 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Amélie Laliberté, Investor Relations, André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre	mines@virginia.qc.ca	Tel. 800-476-1853
Quebec, QC G1K 4A7	www.virginia.qc.ca	Tel. 418-694-9832
Canada		Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.